UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

QUANTUM CORPORATION
Full Name of Registrant

Former Name if Applicable

1650 Technology Drive, Suite 800
Address of Principal Executive Office (Street and Number)

San Jose, California 95110
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2009, we received a comment letter from the Securities and Exchange Commission (“SEC”) regarding our Form 10-K for the fiscal year ended March 31, 2008 and Form 10-Q for the fiscal quarter ended December 31, 2008 which included inquiries about our accounting policy and associated method of accounting for service parts for maintenance among other topics. We provided our written responses to the SEC on April 14, 2009. On May 12, 2009, we received a subsequent comment letter from the SEC with additional inquiries regarding our accounting for service parts for maintenance. Subsequent to the receipt of that letter, we have had several telephone discussions with the SEC Staff regarding this topic, and we provided our written response to the SEC on June 15, 2009.

Based on discussions with the SEC Staff, a change to our method of accounting for service parts for maintenance is appropriate. Our most recent accounting method was to classify service parts as long-lived assets and to amortize the parts over their estimated useful life of eight years. The method of accounting under evaluation is to classify service parts for maintenance as a current asset and apply an inventory method to account for the service parts at the lower of cost or market. Until the SEC has reviewed our response, including our materiality assessment, and closed on the matter, we are unable to conclude our Consolidated Financial Statements for the year ended March 31, 2009.

We believe applying this change in accounting principle to prior periods is immaterial; however, the SEC Staff has not yet had an opportunity to review our assessment and provide their opinion on our conclusion. We intend to file our Form 10-K as soon as reasonably practicable, but in any event no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jon W. Gacek	(425)	201-1481
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue decreased 17%, or $166.7 million, in fiscal 2009 to $809.0 million compared to $975.7 million in fiscal 2008. Operating expenses increased $307.3 million, or 94%, to $634.2 million in fiscal 2009 primarily due to a $339.0 million goodwill impairment charge recorded in the third quarter of fiscal 2009. This compares to operating expenses of $327.2 million in fiscal 2008. Due to changing our method of accounting for service parts, we are unable to conclude our fiscal 2009 cost of revenue, gross margin or net loss at this time.

QUANTUM CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2009	By	/s/ JON W. GACEK
Jon W. Gacek Executive Vice President, Chief Financial Officer and Chief Operating Officer